11016626

SECURITIES AND EXCHANGE COMMISSION RECEIVED JUN 16 2011 MARKET REGULATION

2011 JUN 16 PM 2:55 SEC / TM

04 C 6/20/11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67899

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Questrade USA, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5650 Yonge Street, Suite 1700
(No. and Street)

Toronto (City) Ontario, Canada (State) M2M 4G3 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dean Percy, CFO 416-913-8314
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Zeifmans LLP
(Name – *if individual, state last, first, middle name*)

201 Bridgeland Ave. (Address) Toronto (City) ON, Canada (State) M6A 1Y7 (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☑ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Dean Percy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Questrade USA, Inc., as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Dean Percy, CFO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

QUESTRADE USA, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2010

(expressed in U.S. Dollars)

ZEIFMANS
LLP
CHARTERED ACCOUNTANTS

ZEIFMANS
LLP
CHARTERED ACCOUNTANTS

201 Bridgeland Avenue
Toronto, Ontario M6A 1Y7
Tel: (416) 256-4000
Fax: (416) 256-4001
Email: info@zeifmans.ca
www.zeifmans.ca

AUDITORS' REPORT

To the Directors of
Questrade USA, Inc.

We have audited the accompanying financial statements of Questrade USA, Inc., which comprise the statement of financial condition as at December 31, 2010 and the statements operations, stockholder's equity (deficiency) and cash flows for the year then ended, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform an audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluation the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2010 and its financial performance and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter
As required by rule 17a-5(i)(3) under the Securities Exchange Act of 1934, we report that, in our opinion, the accounting principles generally accepted in the United States of America have been applied on a basis consistent with that of the preceding year.

Zeifmans LLP

Chartered Accountants
Licensed Public Accountants

Toronto, Ontario
February 24, 2011

ZEIFMANS LLP
CHARTERED ACCOUNTANTS

QUESTRADE USA, INC.
(Incorporated Under the Laws of Ontario)
STATEMENT OF FINANCIAL CONDITION
AS AT DECEMBER 31, 2010
(expressed in U.S. Dollars)

ASSETS

	2010	2009
CURRENT		
Cash	$ 131,617	$ 58,289
Due from affiliate (note 6)	14,629	-
Accounts receivable	-	87
Prepaid expenses	923	1,823
	147,169	60,199
OTHER		
Intangible asset (note 4)	1,401	1,722
TOTAL ASSETS	$ 148,570	$ 61,921

LIABILITIES

	2010	2009
CURRENT		
Accounts payable and accrued liabilities (note 6)	$ 64,286	$ 41,110
Due to affiliate (note 6)	-	125
Income taxes payable	13,241	-
	77,527	41,235
LONG-TERM		
Subordinated loans (note 5)	60,000	60,000
TOTAL LIABILITIES	137,527	101,235

STOCKHOLDER'S EQUITY (DEFICIENCY)

	2010	2009
COMMON SHARES (note 7)	8	8
ADDITIONAL PAID-IN CAPITAL	2,184	2,184
RETAINED EARNINGS (DEFICIT)	8,851	(41,506)
TOTAL STOCKHOLDER'S EQUITY (DEFICIENCY)	11,043	(39,314)
	$ 148,570	$ 61,921

ON BEHALF OF THE BOARD

_________________________DIRECTOR

_________________________DIRECTOR

See accompanying notes to financial statements

ZEIFMANS LLP
CHARTERED ACCOUNTANTS

QUESTRADE USA, INC.
STATEMENT OF STOCKHOLDER'S EQUITY (DEFICIENCY)
FOR THE YEAR ENDED DECEMBER 31, 2010
(expressed in U.S. Dollars)

	2010				2009
	Common shares	Additional paid-in capital	Deficit	Total	Total
Balance, beginning of the year	$ 8	$ 2,184	$ (41,506)	(39,314)	$ (19,827)
Capital contribution	-	-	-	-	2,184
Net profit (loss) for the year	-	-	50,357	50,357	(21,671)
Balance, end of the year	$ 8	$ 2,184	$ 8,851	$ 11,043	$ (39,314)

See accompanying notes to financial statements

ZEIFMANS LLP
CHARTERED ACCOUNTANTS

QUESTRADE USA, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2010
(expressed in U.S. Dollars)

	2010	2009
REVENUE		
Consulting fees (note 6)	$ 174,478	$ 42,001
Foreign currency translation gain/ (loss)	4,172	(928)
Interest income	99	-
	178,749	41,073
EXPENSES		
Salaries	45,585	13,258
Professional fees	37,230	27,566
Interest on subordinated loans (note 6)	24,000	15,000
Office and sundry (note 6)	6,629	5,370
Insurance	1,231	1,436
Amortization	321	-
Interest and bank charges	155	114
	115,151	62,744
PROFIT (LOSS) BEFORE INCOME TAXES	63,598	(21,671)
PROVISION FOR INCOME TAXES	13,241	-
NET PROFIT (LOSS)	$ 50,357	$ (21,671)

See accompanying notes to financial statements

ZEIFMANS LLP
CHARTERED ACCOUNTANTS

QUESTRADE USA, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2010
(expressed in U.S. Dollars)

		2010		2009
CASH FLOWS FROM OPERATIONS				
Net profit (loss) for the year	$	**50,357**	$	(21,671)
Amortization		**321**		-
Net changes in non-cash working capital items related to operations:				
Accounts receivable		**87**		-
Prepaid expenses		**900**		(694)
Accounts payable and accrued liabilities		**23,176**		35,177
Due to/from affiliate		**(14,754)**		(6,868)
Income taxes payable		**13,241**		-
		73,328		5,944
CASH FLOWS FROM FINANCING ACTIVITIES				
Increase in subordinated loans		-		20,000
Capital contribution		-		2,184
		-		22,184
NET INCREASE IN CASH FOR THE YEAR		**73,328**		28,128
CASH, BEGINNING OF THE YEAR		**58,289**		30,161
CASH, END OF THE YEAR	$	**131,617**	$	58,289

See accompanying notes to financial statements

ZEIFMANS LLP
CHARTERED ACCOUNTANTS

1. BASIS OF PRESENTATION

Questrade USA, Inc. (the "Company") was incorporated on September 26, 2007, under the Business Corporations Act of Ontario and commenced operations on January 31, 2009, as a licensed member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is registered with the United States Securities and Exchange Commission (the "SEC") as a broker-dealer.

The Company offers consulting services to commonly controlled companies and intends to offer stocks, bonds, options, mutual funds, private placements and hedge funds to all types of individuals and institutions. Currently, the Company does not carry securities accounts for customers or perform custodial actions for customers' securities.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) **General -**

The Company's accounting policies are in accordance with United States generally accepted accounting principles ("GAAP") and are applied consistently.

(b) **Intangible asset -**

Intangible assets, which consist of incorporation costs, with determinable lives are stated at cost less accumulated amortization. Intangible assets are amortized a rate of 5.25% per annum.

(c) **Income taxes -**

Income taxes are accounted for under Statement of Financial Accounting Standard No. 109 *Accounting for Income Taxes*. Under this method, deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial reporting and tax bases of assets and liabilities and available loss carry forwards. A valuation allowance is established to reduce tax assets if it is more likely than not that all or some portions of such deferred tax assets will not be realized.

(d) **Revenue recognition -**

The Company recognizes revenue on provision of consulting services as services are provided.

(e) **Measurement uncertainty -**

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Such estimates include amortization.

3. **FINANCIAL INSTRUMENTS**

The Company's financial instruments consist of cash, accounts receivable, accounts payable and accrued liabilities, due from/to affiliate and subordinated loans. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest or credit risk arising from these financial instruments. The fair values of these financial instruments approximate their carrying values, except for amounts due to and from related parties for which the fair value is not determinable as they are non-interest bearing and without security.

The Company is exposed to foreign currency risk in that certain of its financial instruments at the statement of financial condition date are denominated in Canadian dollars. Foreign currency risk arises from the possibility that changes in the price of foreign currencies will result in losses. As such, when ultimately settled, the number of Canadian dollars received may differ from the carrying amount. The Company is exposed to foreign currency risk in the amount of approximately CDN$120,220 included in cash, approximately CDN$14,550 included in due from affiliate, and approximately CDN$25,150 included in accounts payable and accrued liabilities.

As at December 31, 2010, had the U.S. dollar strengthened or weakened by 5% in relation to the Canadian dollar, with all other variables remaining constant, net income (loss) would have increased or decreased by approximately $5,400.

4. **INTANGIBLE ASSET**

Intangible asset consists of incorporation costs with a cost of $1,738 and accumulated amortization of $337. Estimated future annual amortization expense is as follows:

In the year ending December 31,	2011	$	74
	2012	$	70
	2013	$	66
	2014	$	63
	2015	$	59

5. **SUBORDINATED LOANS**

The Company has the following outstanding subordinated loans:

		2010		2009
Edward Kholodenko Holdings Inc. (a)	$	**40,000**	$	40,000
Edward Kholodenko Holdings Inc. (b)		**20,000**		20,000
	$	**60,000**	$	-

(a) Bears interest at a rate of 30% per annum and matures on January 31, 2012.
(b) Bears interest at a rate of 60% per annum and matures on September 30, 2012.

The subordinated loans are with the Company's parent company and both have been approved by FINRA.

ZEIFMANS LLP
CHARTERED ACCOUNTANTS

6. RELATED PARTY TRANSACTIONS

On April 1, 2008, the Company and Questrade, Inc., ("QI") a commonly controlled company, entered into an Expense Sharing Agreement (the "Agreement"). In accordance with the Agreement, charges and payments for the shared expenses in each fiscal year are based on an amount equal to agreed upon rates as defined in the Agreement. For the year the total amount of shared expenses charged to the Company by QI totaled $5,120 ($4,735 in 2009), as included under "Office and sundry" of which $nil remained payable as at December 31, 2010 ($125 as at December 31, 2010).

For the year the Company provided QI with consulting services in the amount of $174,321 ($42,001 in 2009) of which $14,629 remained receivable as at December 31, 2010 ($nil as at December 31, 2009).

In connection with the Company's subordinated loans with its parent company, interest expense in the amount of $24,000 ($15,000 in 2009) was incurred of which $39,000 remains payable as at December 31, 2010 ($15,000 as at December 31, 2009) and has been included in accounts payable and accrued liabilities.

These transactions were in the normal course of operations and have been recorded at the exchange amount as agreed to by the parties.

7. COMMON SHARES

The Company has an unlimited number of authorized common shares, of which eight are issued and outstanding. On November 20, 2009 a company subject to common control contributed capital in the form of additional paid-in capital of $2,184.

8. INCOME TAXES

The difference between the amount of the provision for income taxes and the amount computed by multiplying income before taxes by the statutory Canadian rate is reconciled as follows:

	2010	2009
Expected Canadian tax rate	**30.99 %**	30.50 %
Expected income tax provision (recovery)	**$ 19,709**	$ (6,610)
Difference in income taxes resulting from:		
Utilization of loss carryforwards	**(6,468)**	-
Benefit of loss carryfowards not recorded	-	6,610
	$ 13,241	$ -

9. ECONOMIC DEPENDENCE

For the year ended December 31, 2010, 97.6% (2009 - 100%) of revenue was earned from one customer.

ZEIFMANS LLP
CHARTERED ACCOUNTANTS

10. **NET CAPITAL REQUIREMENT**

As a registered broker-dealer under the Securities Exchange Act of 1934 (the "Act") and member of the FINRA, the Company is subject to the SEC's Uniform Net Capital rule 15c3-1 (the "Rule") of the Act. The Company has elected to use the alternative method, permitted by the Rule, which requires that the Company maintain minimum net capital equal to the greater of $5,000 or 6-2/3% of aggregate debit items arising from customer transactions. Net capital and aggregate debit items arising from customer transactions change from day to day. As of December 31, 2010, the Company had net capital of $86,477, which exceeded minimum net capital requirements by $81,477.

QUESTRADE USA, INC.

SUPPLEMENTARY INFORMATION

DECEMBER 31, 2010

(expressed in U.S. Dollars)

ZEIFMANS
LLP
CHARTERED ACCOUNTANTS

QUESTRADE USA, INC.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2010
(expressed in U.S. Dollars)

Balance, beginning of year	$ 75,000
Increase in interest payable on subordinated loans	24,000
Balance, end of the year	$ 99,000

ZEIFMANS
LLP
CHARTERED ACCOUNTANTS

ZEIFMANS LLP
CHARTERED ACCOUNTANTS

201 Bridgeland Avenue
Toronto, Ontario M6A 1Y7
Tel: (416) 256-4000
Fax: (416) 256-4001
Email: info@zeifmans.ca
www.zeifmans.ca

AUDITORS' REPORT

To the Directors of
Questrade USA, Inc.

We have audited the attached schedule of Computation of Net Capital of Questrade USA, Inc., (the "Company") as at December 31, 2010.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation of this schedule in accordance with the financial reporting provisions pursuant to rule 15c3-1 of the United States Securities and Exchange Commission ("SEC"), and for such internal control as management determines is necessary to enable the preparation of the schedule that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility
Our responsibility is to express an opinion on this schedule based on our audit. We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform an audit to obtain reasonable assurance about whether the schedule are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the schedule. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the schedule, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the schedule in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluation the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the schedule.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the schedule of Computation of Net Capital of the Company, for the year ended December 31, 2010 is prepared, in all material respects, in accordance with SEC rule 15c3-1.

Restriction of Use

This schedule is prepared to assist the Company to meet the requirements of the SEC. Our report is intended solely for the use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 15c3-1 of the SEC, in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified users or for any other purposes.

Other Matter

The Company has prepared a separate set of financial statements for the year ended December 31, 2010 in accordance with accounting principles generally accepted in the United States of America on which we issued a separate auditors' report to the directors of the Company dated February 24, 2011.

Zeifmans LLP

Chartered Accountants
Licensed Public Accountants

Toronto, Ontario
February 24, 2011

ZEIFMANS
LLP
CHARTERED ACCOUNTANTS

QUESTRADE USA, INC.
COMPUTATION OF NET CAPITAL PURSUANT TO SEC RULE 15c3-1
AS AT DECEMBER 31, 2010
(expressed in U.S. Dollars)

Stockholder's equity	$ 11,043
Additions:	
Subordinated loans	60,000
Interest payable included in accounts payable and accrued liabilities	39,000
Deductions and/or changes:	
Non-allowable assets	
Due from affiliate	(14,629)
Prepaid expense	(923)
Intangible assets	(1,401)
Net capital before haircuts on securities positions	93,090
Haircuts on foreign currency	(6,613)
Net capital	86,477
Minimum net capital requirement -	
The greater of 6-2/3% of aggregate debit items arising from customer transactions of $nil or $5,000	5,000
Excess net capital	$ 81,477

No material differences exist between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing.

ZEIFMANS LLP
CHARTERED ACCOUNTANTS

ZEIFMANS
LLP
CHARTERED ACCOUNTANTS

201 Bridgeland Avenue
Toronto, Ontario M6A 1Y7
Tel: (416) 256-4000
Fax: (416) 256-4001
Email: info@zeifmans.ca
www.zeifmans.ca

AUDITORS' REPORT ON COMPLIANCE WITH REGULATORY RULES

To the Directors of
Questrade USA, Inc.

We have audited Questrade USA Inc.'s (the "Company") compliance with paragraph (k)(2)(i) of rule 15c3-3 of the United States Securities and Exchange Commission ("SEC") as at December 31, 2010.

Management's Responsibility for compliance
Management is responsible for the compliance with paragraph (k)(2)(i) of rule 15c3-3 of the SEC, and for such internal control as management determines is necessary to enable compliance, whether due to fraud or error.

Auditors' Responsibility
Our responsibility is to express an opinion on this compliance based on our audit. We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform an audit to obtain reasonable assurance whether the Company complied with paragraph (k)(2)(i) of rule 15c3-3 of the SEC.

An audit involves performing procedures to obtain audit evidence about the compliance with paragraph (k)(2)(i) of rule 15c3-3 of the SEC. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's compliance with paragraph (k)(2)(i) of rule 15c3-3 of the SEC in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluation the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, as at December 31, 2010, the Company is in compliance, in all material respects, with paragraph (k)(2)(i) of rule 15c3-3 of the SEC.

Restriction of Use
This report is prepared to assist the Company to meet the requirements of the SEC. As a result, this report may not be suitable for another purpose. Our report is intended solely for the use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on paragraph (k)(2)(i) of rule 15c3-3 of the SEC, in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified users or for any other purposes.

Other Matter
The Company has prepared a separate set of financial statements for the year ended December 31, 2010 in accordance with accounting principles generally accepted in the United States of America on which we issued a separate auditors' report to the directors of the Company dated February 24, 2011.

Zeifmans LLP

Chartered Accountants
Licensed Public Accountants

Toronto, Ontario
February 24, 2011